Kirkpatrick & Lockhart Nicholson Graham LLP
Miami Center - 20th Floor
201 South Biscayne Boulevard
Miami, Florida 33131

                                                              Ronald S. Haligman

                                                              305.539.3339
                                                              Fax: 305.358.7095
                                                              rhaligman@klng.com

June 22, 2006

VIA FEDEX

Ms. Song Brandon
United States Securities and Exchange Commission
100 F Street, Mail Stop 4561
Washington, D.C. 20549

Re:   EYI Industries, Inc.
      Request to Withdraw Amendment to Registration Statement on Form SB-2

Dear Ms. Brandon:

As we discussed, Amendment No. 1 to Form SB-2 for EYI Industries, Inc. was filed on June 21, 2006. The amendment related to Registration No. 333-134796 (originally filed on June 7, 2006). Unfortunately, this filing incorrectly referenced a prior Registration Number 333-125344. We respectfully request the Commission to withdraw the Amendment No. 1 to Form SB-2 filed on June 21, 2006, which contains the incorrect Registration Number of 333-125344. We are filing Amendment No. 1 to Form SB-2 (Registration Number 333-134796) with the identical disclosure today.

Should you have any questions, please call me at 305-539-3339.

Best regards,


/s/ Ronald S. Haligman

Ronald S. Haligman, Esq.